Filed Pursuant to Rule 253(g)(2)

File No. 024-11850

NOYACK LOGISTICS INCOME REIT II, INC.

SUPPLEMENT NO. 1 DATED FEBRUARY 22, 2024

TO THE OFFERING CIRCULAR DATED SEPTEMBER 21, 2023

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of Noyack Logistics Income REIT II, Inc. (the “Company”), dated September 21, 2023 and filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 21, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The purpose of this Supplement is to disclose the reduction in the minimum investment for initial purchase of the Shares.

Reduction in Initial Minimum Purchase Amount

From and after the date hereof, the minimum investment for initial purchases of Shares is $500.00 or 25 Shares.